April 14, 2006

BY EDGAR AND FEDERAL EXPRESS

Mr. Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20579-0406

Re:	GTSI Corp.’s Form 8-K filed on March 16, 2006.

Dear Mr. Krikorian:

On behalf of GTSI Corp. (“GTSI” or “Company”), I am hereby submitting this letter in response to your comment letter dated March 27, 2006 regarding GTSI’s Current Report on Form 8-K filed on March 16, 2006 (File No. 000-19394). In connection with this letter GTSI has filed an amendment to the subject Current Report providing a brief description of the facts underlying the conclusion described herein with regards to the Company’s revenue recognition issues. This additional information has been provided in the second and third paragraphs under Item 4.02 of the amended Current Report.

GTSI’s determination that the revenue recognition issues referenced in the Company’s Current Report on Form 8-K filed on March 16, 2006 did not impact periods prior to the second quarter of fiscal year 2005, was based upon an analysis of the information available at that time. During this time, the Company conducted research and testing of its inventory and controls to identify the accounts affected by these material weaknesses. Although the Company was still in the processes of determining the specific impact of these items to sales, cost of goods sold and net income for each accounting quarter in 2005, the belief was that the quarter ended March 31, 2005 would not need to be restated.

Subsequently, as disclosed in the Company’s Current Report on Form 8-K as filed on April 7, 2006 (under Item 4.02) and in its Annual Report on Form 10-K for the year ended December 31, 2005 as filed with the SEC on April 12, 2006, the Company determined that its previously issued unaudited financial statements for the quarter ended March 31, 2005 should not be relied upon because of other material weaknesses unrelated to the inventory issues originally reported in the Company’s Current Report on Form 8-K filed on March 16, 2006.

GTSI acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the filing, and that staff comments, or changes to disclosures in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing. Furthermore, GTSI acknowledges that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this matter please contact the undersigned at 703-502-2199.

Sincerely,

/s/ Thomas A. Mutryn
Thomas A. Mutryn
SVP & CFO